UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the date of May 09, 2005.

Commission File Number 33398141

BURNS, PHILP & COMPANY LIMITED

(Translation of registrant’s name into English)

LEVEL 23, 56 PITT STREET, SYDNEY NSW 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)
(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     .

BURNS, PHILP & COMPANY LIMITED ABN 65 000 000 359
LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

9 May 2005

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

THIRD QUARTER RESULTS

Please find enclosed Third Quarter Results for the period ended 31 March 2005.

Yours sincerely

/s/ Helen Golding

HELEN GOLDING
Company Secretary

Encl.

BURNS, PHILP & COMPANY LIMITED ABN 000 000 359
LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT’L +61 (2) 9259 1111
FAX: (02) 9247 3272

9 May 2005

3rd Quarter Result Announcement

Burns, Philp & Company Limited (Burns Philp) is an Australian company involved in the production and distribution of consumer branded food, beverage and related products and food ingredients. We operate internationally, however, following the sale of the Group’s Yeast and Bakery Ingredients and Herbs & Spices businesses in September 2004, our current businesses operate primarily in Australasia. We have leading products and brands enjoying significant market shares in each of our principal markets.

	3 months ended		9 months ended
	March 31		March 31
	2005	2004(1)	2005(1)	2004(1)
Sales	523.5	782.9	1,969.5	2,521.9

EBITDA before individually significant items
Goodman Fielder	85.8	85.4	291.3	244.8
Corporate/Other	(5.3)	(3.5)	(18.8)	(18.8)
Discontinued businesses	—	46.8	47.1	175.3

EBITDA before individually significant items	80.5	128.7	319.6	401.3
Individually significant items
Unrealised foreign exchange gain	3.5	6.1	29.7	75.6
Profit on sale of businesses (excess of proceeds over book value of net assets sold)	11.4	—	785.4	—
Profit on sale of investments	3.3	—	3.3	—
Reversal of excess provisions	11.1	—	11.1	—
Restructuring costs	—	(2.0)	—	(15.9)
Recovery of vendor finance loan	—	—	—	30.0

EBITDA	109.8	132.8	1,149.1	491.0
Depreciation	(17.6)	(26.5)	(66.0)	(84.5)
Amortization of intangibles	(19.1)	(24.2)	(65.1)	(71.9)

EBIT	73.1	82.1	1,018.0	334.6

Net interest expense	(39.0)	(66.9)	(133.4)	(208.4)
Income tax expense before individually significant items	(3.9)	(10.4)	(19.1)	(32.9)
Individually significant income tax expense on sale of businesses	(0.4)	—	(46.9)	—
Outside equity interests	(0.6)	(1.2)	(2.9)	(3.4)

Net profit attributable to members of Burns, Philp & Company Limited	29.2	3.6	815.7	89.9

(1)	Includes the operating results of businesses disposed of in September 2004.

Summary

The Directors are satisfied with the performance of the Group. For the quarter, earnings from continuing operations were in line with expectations and the prior year. We expect that EBITDA for these businesses in the 4th quarter will not be materially different from the results in the corresponding period in our 2004 fiscal year. On a like for like basis, these businesses earned EBITDA of approximately A$110 million in that period.

Financial Highlights

Operating performance in the continuing businesses in the quarter, at A$85.8 million, was in line with last year. The current period’s results include the negative impact of costs arising from a warehouse fire (A$2.2 million) and a restructuring charge of A$0.8 million relating to a plant closure.

Net profit for the current nine-month period increased to A$815.7 million, from A$89.9 million in the corresponding period of fiscal 2004. This primarily reflects the gain on sale of the Yeast and Bakery Ingredients and Herbs & Spices businesses, which were both completed in September 2004. We have recorded a net after tax gain on the sale of these businesses of approximately A$738.5 million.

Review of Operations

A review of the Group’s businesses follows.

	Uncle Tobys		Quality Bakers		Meadow Lea Foods
	Snacks Group		Baking Group		Spreads & Oils		Total

Results
	9 months ended		9 months ended		9 months ended		9 months ended
	March 31,		March 31,		March 31,		March 31,
A$ million	2005	2004	2005	2004	2005	2004	2005	2004

Sales	373.2	366.7	659.2	661.2	692.8	693.7	1,725.2	1,721.6
EBITDA*	77.7	73.6	93.1	81.3	120.5	89.9	291.3	244.8
EBIT*	41.3	36.8	52.0	40.4	81.4	54.8	174.7	132.0

Products	Nutritious snacks Salty snacks Breakfast cereals Soups		Loaf Bread Muffins and crumpets Buns and rolls		Margarine Table sauces Salad dressings Cooking oils Flour

Major Brands	Uncle Tobys Bluebird Le Snak		Mighty Soft Wonder White Quality Bakers Molenberg Helgas Vogels		Meadow Lea Praise White Wings Paul Newman’s Own

*	excludes individually significant items

Uncle Tobys

Our Uncle Tobys business operates in Australia, New Zealand and the Pacific Islands. Year to date, revenue is up on the prior period due to new product development and continued growth in the snacks category. Earnings increased as a result of improved sales and cost reduction initiatives.

During the quarter, earnings were negatively affected by costs of approximately $2.2 million that relate to the write off of inventory and plant and equipment that was damaged in a warehouse fire. Costs of A$0.8 million from the recognition of severance costs arising from a plant restructure were also incurred during the quarter.

Quality Bakers

Our Quality Bakers operations are conducted in Australia and New Zealand from 36 manufacturing sites. Sales were flat year over year. Earnings continue to increase primarily as a result of cost reduction initiatives and lower input costs.

Meadow Lea Foods

Our Meadow Lea Foods business operates primarily in Australia and New Zealand in both retail and commercial markets. It also operates in Fiji, PNG and New Caledonia. Revenue was flat when compared to the corresponding period last year. We have foregone some volume where pricing was at unacceptable margins. Average pricing has improved. This, coupled with cost reduction initiatives, has led to an overall improvement in earnings.

Business Sales

The sale of the Herbs and Spices and Yeast and Bakery Ingredients businesses completed in September 2004. Final adjustments were agreed in March 2005 and an additional US$52.5 million was received in April. In October 2004, we used the proceeds from the sale to repay all amounts outstanding under our senior secured loan facilities.

Financial Position

As at March 31, 2005, the Group had net debt of A$771.9 million, compared to A$2,634.8 million at June 30, 2004. This was further reduced by the final cash proceeds of A$68.5 million from business sale proceeds that were received in April.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BURNS, PHILP & COMPANY LIMITED

(Registrant)

Date May 09, 2005	By:	/s/ HELEN GOLDING

(Signature) *
HELEN GOLDING
Company Secretary

*	Print the name and title under the signature of the signing officer